

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Robert Moody
Chairman of the Board and Chief Executive Officer
NATIONAL WESTERN LIFE INSURANCE COMPANY
850 East Anderson Lane
Austin, TX 78752-1602

Re: NATIONAL WESTERN LIFE INSURANCE COMPANY
Form 10-K for the year ended December 31, 2009
Schedule 14A filed April 30, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 001-34411

Dear Mr. Moody:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief